UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Second Quarter and Six-month 2021 Results

Lima, Peru, August 2, 2021 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the second quarter (2Q21) and six-month period ended June 30, 2021.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Second Quarter 2021 Highlights:
●	2Q21 EBITDA from direct operations reached US$ 66.9 million, compared to US$ 26.4 million reported in 2Q20.
●	2Q21 Adjusted EBITDA including associated companies reached US$ 229.7 million, compared to US$ 84.5 million in 2Q20.
●	2Q21 net income reached US$ 37.5 million, compared to a US$ 15.6 million net loss for the same period in 2020.
●	2Q21 exploration at operating units increased to US$ 14.5 million, compared to US$ 2.5 million in 2Q20. This increase was part of the Company’s revised strategy to increase exploration activities.
●	2Q21 capital expenditures were US$ 21.5 million, compared to US$ 11.6 million for the same period in 2020.
●
Cost Applicable to Sales (CAS) for the 6M21 reflect a US$ 30.8 million impact due to COVID-19-related expenses. Said expenses are expected to decrease in the second half of 2021 with the increase of vaccinated workforce.

●	Buenaventura’s cash position reached US$ 255.2 million as of June 30, 2021.
●	On April 29, 2021, Cerro Verde paid a total dividend of US$ 200 million. Buenaventura received US$ 39.2 million relative to its stake in Cerro Verde.
●	On July 23, 2021 the Company issued senior unsecured notes for an aggregate amount of US$ 550 million with a coupon rate of 5.5% per annum, due 2026.
●	The net proceeds from the bond fully paid down the SUNAT dispute on July 30, 2021.”

Financial Highlights (in millions of US$, except EPS figures):

	2Q21	2Q20	Var	6M21	6M20	Var
Total Revenues	240.9	97.8	146%	426.7	212.3	101%
Operating Income	8.9	-17.9	N.A.	-2.1	-77.5	97%
EBITDA Direct Operations	66.9	26.4	153%	105.2	19.7	435%
EBITDA Including Affiliates	229.7	84.5	172%	412.6	114.6	260%
Net Income	37.5	-19.1	N.A.	53.9	-99.5	N.A.
EPS	0.15	-0.08	N.A.	0.21	-0.39	N.A.

(*) As of June 30, 2021, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 2 of 27

Operating Revenues

2Q21 net sales were US$ 235.9 million, as compared to US$ 94.2 million reported in 2Q20; a significant year on year increase driven by increased commodity prices during the quarter and an increase in volume sold due to the recovery of operations relative to the impact of COVID-19 on the Company’s operations and related adverse effects on 2Q20 production results.

Royalty income increased 38% to US$ 4.9 million in the 2Q21, from US$ 3.6 million in 2Q20. This was due to a 37% increase in Yanacocha revenues.

Operating Highlights	2Q21	2Q20%		6M21	6M20%
Net Sales (in millions of US$)	235.9	94.2	150%	417.9	203.0	106%
Average Realized Gold Price (US$/oz) (1) (2)	1,815	1,775	2%	1,776	1,738	2%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,812	1,744	4%	1,790	1,669	7%
Average Realized Silver Price (US$/oz) (1) (2)	27.06	16.67	62%	27.02	17.00	59%
Average Realized Lead Price (US$/MT) (1) (2)	2,192	1,460	50%	2,166	1,587	36%
Average Realized Zinc Price (US$/MT) (1) (2)	3,010	1,112	171%	3,108	1,655	88%
Average Realized Copper Price (US$/MT) (1) (2)	10,033	5,085	97%	9,585	5,425	77%

Volume Sold	2Q21	2Q20%		6M21	6M20%
Consolidated Gold Oz (1)	33,575	24,839	35%	59,763	45,075	33%
Gold Oz including Associated Companies (3)	75,370	60,327	25%	139,377	141,852	-2%
Consolidated Silver Oz (1)	3,505,471	1,460,620	140%	6,681,750	4,470,246	49%
Consolidated Lead MT (1)	6,713	3,862	74%	11,517	11,357	1%
Consolidated Zinc MT (1)	12,476	4,751	163%	23,282	20,055	16%
Consolidated Copper MT (1)	9,966	2,758	261%	17,517	11,223	56%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 3 of 27

Production and Operating Costs

Buenaventura’s 2Q21 equity gold production was 73,388 ounces, compared to 62,029 ounces produced in 2Q20. Silver equity production increased by 76% year on year. Lead equity production increased by 91% year on year. Additionally, zinc equity production increased by 201% year on year, and the Company’s 2Q21 copper production increased by 243% year on year. This was due to increased production at all of the Company’s mines. It’s important to note that Buenaventura restarted operations during 2Q20 between May and June due to COVID-19 restrictions previously imposed by the Government.

Equity Production	2Q21	2Q20%		6M21	6M20%
Gold Oz Direct Operations(1)	32,154	26,989	19%	57,457	53,956	6%
Gold Oz including Associated(2) Companies	73,388	62,029	18%	136,288	151,181	-10%
Silver Oz Direct Operations(1)	3,268,486	1,686,689	94%	6,428,420	5,005,697	28%
Silver Oz including Associated Companies	3,510,497	1,991,257	76%	7,017,847	5,805,312	21%
Lead MT	6,332	3,316	91%	10,589	10,286	3%
Zinc MT	11,990	3,986	201%	21,326	16,863	26%
Copper MT Direct Operations(1)	6,447	1,881	243%	11,340	7,526	51%
Copper MT including Associated Companies(3)	24,769	17,667	40%	48,916	41,366	18%

Consolidated Production	2Q21	2Q20%		6M21	6M20%
Gold Oz(4)	35,906	28,815	25%	64,227	58,893	9%
Silver Oz(4)	3,896,475	1,789,375	118%	7,676,312	5,376,212	43%
Lead MT(4)	7,417	4,160	78%	12,499	13,236	-6%
Zinc MT(4)	15,311	5,677	170%	28,585	24,362	17%
Copper MT(4)	10,494	3,056	243%	18,460	12,218	51%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 4 of 27

Tambomayo (100% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	Oz	17,964	17,121	5%	33,311	31,670	5%
Silver	Oz	432,638	410,010	6%	717,315	795,541	-10%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	US$/Oz	873	736	19%	895	984	-9%

2Q21 gold production at Tambomayo increased 5% year on year, primarily due to a 15% increase in ore milled after accounting for treated stockpiles. However, gold grade decreased by 18% during the quarter due to the change of ore stope sequencing. A gradual recovery in gold grade is expected in the second half of 2021. Cost Applicable to Sales (CAS) increased to 873 US$/Oz in 2Q21, from 736 US$/Oz in 2Q20, primarily due to a 164% increase in exploration expenses.

Orcopampa (100% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	Oz	9,130	7,612	20%	15,116	15,773	-4%
Silver	Oz	1,781	1,075	66%	2,823	3,881	-27%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	US$/Oz	1,650	325	408%	1,813	909	99%

Increased 2Q21 gold production at Orcopampa was primarily due to a 110% year on year increase in ore volume treated. Cost Applicable to Sales (CAS) increased to 1,650 US$/Oz in 2Q21, compared to 325 US$/Oz in 2Q20, primarily due to a 412% increase in exploration expenses and additional COVID-19 expenses to comply with sanitary protocols.

La Zanja (53.06% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	Oz	4,447	3,028	47%	8,355	6,325	32%
Silver	Oz	20,519	14,411	42%	47,561	27,830	71%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	US$/Oz	1,775	1,053	69%	1,693	1,656	2%

2Q21 gold production increased by 47% year on year due to increased volume treated. 2Q21 Cost Applicable to Sales (CAS) was 1,775 US$/Oz; a 69% increase compared to 1,053 US$/Oz in 2Q20 mainly due to an increase in stripping necessary for 2022 production as well as additional COVID-19 expenses to comply with sanitary protocols.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 5 of 27

Coimolache (40.10% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	Oz	30,378	13,551	124%	56,510	36,044	57%
Silver	Oz	166,327	77,992	113%	367,320	266,957	38%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Gold	US$/Oz	851	1,017	-16%	834	942	-11%

2Q21 gold production at Coimolache increased by 124% year on year, primarily due to a 73% increase in volume treated with a 30% gold grade increase. 2Q21 Cost Applicable to Sales (CAS) decreased 16% to 851 US$/Oz; compared to 1,017 US$/Oz in 2Q20, mainly due to a 105% increase in volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Silver	Oz	1,268,082	979,008	30%	2,511,997	2,935,471	-14%
Zinc	MT	3,029	462	555%	4,275	2,822	51%
Lead	MT	1,715	753	128%	3,006	3,026	-1%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Silver	US$/Oz	28.16	16.24	73%	28.73	16.61	73%

2Q21 silver production at Uchucchacua increased by 30%, primarily due to an increase in ore treated. Uchucchacua did not achieve full capacity during the second quarter 2021 due to mine development delays and lower than expected grades from planned stopes. Production was also adversely affected by a reduced workforce during 2021 due to continued COVID-19 related personnel restrictions. 2Q21 Cost Applicable to Sales (CAS) increased by 73% year on year, mainly due to an increase in commercial deductions, exploration expenses and additional COVID-19 expenses to comply with sanitary protocols.

Julcani (100% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Silver	Oz	570,248	136,177	319%	1,219,102	686,729	78%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Silver	US$/Oz	17.56	17.02	3%	16.94	16.10	5%

2Q21 silver production increased 319% year on year due to a 385% increase in ore treated despite lower silver grades. Second quarter 2021 silver production includes 24,170 silver ounces derived from tailings retreatment. 2Q21 Cost Applicable to Sales (CAS) was 17.56 US$/Oz, in line with the figure reported in 2Q20 despite a US$ 1.1 million increase in exploration expenses.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 6 of 27

El Brocal (61.43% owned by Buenaventura)

Production
		2Q21	2Q20	Var %	6M21	6M20	Var %
Copper	MT	10,494	3,045	245%	18,460	12,167	52%
Zinc	MT	8,612	4,385	96%	18,819	19,442	-3%
Silver	Oz	1,603,208	248,693	545%	3,177,513	926,761	243%

Cost Applicable to Sales
		2Q21	2Q20	Var %	6M21	6M20	Var %
Copper	US$/MT	6,243	5,473	14%	5,957	5,262	13%
Zinc	US$/MT	1,555	1,491	4%	1,697	1,760	-4%

El Brocal 2Q21 copper production increased by 245% year on year, mainly due to a 316% increase in ore milled at Marcapunta during the quarter and additional copper ore derived from the Tajo Norte mine. Tajo Norte 2Q21 zinc production increased by 96% year on year due to a year on year increase in ore treated.

2Q21 Copper Cost Applicable to Sales (CAS) increased by 14% year on year, mainly due to a US$ 2 million increase in exploration expenses in order to offset the reduced exploration activities during 2Q20. 2Q21 zinc CAS increased by 4% year on year.

General and Administrative Expenses

2Q21 General and Administrative expenses were US$ 16.1 million; an 8% increase as compared to US$ 14.9 million in 2Q20.

Exploration in Non-Operating Areas

2Q21 exploration costs in Non-Operating Areas were US$ 2.0 million, compared with US$ 1.7 million in 2Q20. During the period, Buenaventura focused exploration primarily on its Emperatriz project, resulting in US$ 0.7 million in exploration costs during 2Q21. The increase in exploration during the quarter is in line with Buenaventura’s Strategy to focus on extending LOM.

Financial Expenses

2Q21 financial expenses increased due to higher interest generated by Letters of Guarantee (2.5%) related fees. Said letters will be returned and deactivated in early August due to the Company’s payment in full on July 30, 2021 of all outstanding debt owed to SUNAT.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 7 of 27

Share in Associated Companies

During 2Q21, Buenaventura’s share in associated companies was US$ 56.1 million, compared to US$ 13.9 million reported in 2Q20, comprised of:

Share in the Result of Associates (in millions of US$)	2Q21	2Q20	Var	6M21	6M20	Var
Cerro Verde	47.1	13.5	250%	101.2	1.6	6,222%
Yanacocha	6.0	1.2	416%	5.0	-8.3	N.A.
Coimolache	3.4	-0.6	N.A.	7.9	0.3	2,994%
Other minor	-0.4	-0.1	-345%	-0.8	-0.2	-347%
Total	56.1	13.9	303%	113.3	-6.7	N.A.

YANACOCHA
At Yanacocha, which is 43.65% owned by Buenaventura, 2Q21 gold production reached 66,563 ounces; 29,005 ounces of which were attributable to Buenaventura. This represents a 2% decrease as compared to the 67,827 ounces produced in 2Q20; 29,606 ounces of which were attributable to Buenaventura.

Yanacocha reported a net income of US$ 11.8 million for 2Q21, compared to a US$ 17.5 million net loss in 2Q20. CAS in 2Q21 was 502 US$/Oz; a 46% decrease compared to 929 US$/Oz in 2Q20.

Capital expenditures at Yanacocha were US$ 27.4 million in 2Q21.

The Yanacocha Sulfides project

●	Currently in the Definitive Feasibility Stage.
●	First phase of Sulfides Deposits with an integrated processing circuit, including an autoclave to process gold, copper and silver feedstock.
●	The Project is expected to add 500 thousand gold equivalent ounces with an AISC between US$ 700 and US$ 800 per ounce for the first five full years of production.
●	Decision to proceed expected in the second half 2021, with a three-year development schedule.
●	Investment of approximately US$ 2 billion will be required
●	Environmental Impact Assessment (EIA) study was approved in March 2019.

CERRO VERDE
Cerro Verde (19.58% owned by Buenaventura) 2Q21 copper production was 93,576 MT, 18,322 MT of which is attributable to Buenaventura; an increase as compared to 80,621 MT produced in 2Q20, 15,786 MT of which was attributable to Buenaventura.

Cerro Verde reported 2Q21 net income of US$ 240.3 million, compared to net income of US$ 68.7 million in 2Q20. This is primarily due to an 83% year on year net sales increase, mainly due to a higher average realized copper price of US$ 4.73 per pound in the second quarter of 2021, compared to US$ 2.94 per pound in the second quarter of 2020. This increase was partially offset by a year on year income tax increase.

2Q21 capital expenditures at Cerro Verde were US$ 29.7 million.

COIMOLACHE (Tantahuatay operation)
Coimolache (40.10% owned by Buenaventura) 2Q21 attributable contribution to net income was US$ 3.4 million, as compared to a net loss of US$ 0.6 million in 2Q20.
Others

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 8 of 27

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2020 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 9 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2021)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 10 of 27

APPENDIX 2

2Q21

Gold Production			14			17
Mining Unit	Operating Results	Unit	2Q21	2Q20	△%	6M21	6M20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,476	131,034	15%	262,749	247,064	6%
	Ore Grade	Gr/MT	4.27	5.21	-18%	4.74	4.97	-4%
	Recovery Rate	%	86.95	78.02	11%	83.11	80.27	4%
	Ounces Produced	Oz	17,964	17,121	5%	33,311	31,670	5%
Orcopampa	Ore Milled	DMT	31,607	15,076	110%	48,659	35,692	36%
	Ore Grade	Gr/MT	9.91	16.12	-39%	10.19	13.96	-27%
	Recovery Rate	%	90.64	97.41	-7%	94.85	97.50	-3%
	Ounces Produced*	Oz	9,130	7,612	20%	15,116	15,773	-4%
Open Pit
La Zanja	Ounces Produced	Oz	4,447	3,028	47%	8,355	6,325	32%
Coimolache	Ounces Produced	Oz	30,378	13,551	124%	56,510	36,044	57%

Silver Production
Mining Unit	Operating Results	Unit	2Q21	2Q20	△%	6M21	6M20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,476	131,034	15%	262,749	247,064	6%
	Ore Grade	Oz/MT	3.13	3.99	-22%	3.14	4.08	-23%
	Recovery Rate	%	91.96	78.39	17%	86.82	79.01	10%
	Ounces Produced	Oz	432,638	410,010	6%	717,315	795,541	-10%
Uchucchacua	Ore Milled	DMT	292,177	85,429	242%	483,398	317,773	52%
	Ore Grade	Oz/MT	5.93	12.09	-51%	6.66	10.11	-34%
	Recovery Rate	%	73.20	94.77	-23%	78.03	91.37	-15%
	Ounces Produced	Oz	1,268,082	979,008	30%	2,511,997	2,935,471	-14%
Julcani	Ore Milled	DMT	30,024	6,193	385%	62,163	32,924	89%
	Ore Grade	Oz/MT	18.77	22.78	-18%	19.77	21.57	-8%
	Recovery Rate	%	96.88	96.34	1%	96.86	96.65	0%
	Ounces Produced	Oz	570,248	136,177	319%	1,219,102	686,729	78%
Marcapunta	Ore Milled	DMT	644,455	154,849	316%	1,156,471	662,009	75%
	Ore Grade	Oz/MT	0.97	0.72	34%	0.90	0.71	27%
	Recovery Rate	%	48.62	60.41	-20%	51.13	65.27	-22%
	Ounces Produced	Oz	303,197	67,307	350%	530,125	305,675	73%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	185,554	-	-	223,148	-	-
	Ore Grade	Oz/MT	4.77	-	-	4.81	-	-
	Recovery Rate	%	57.18	-	-	54.62	-	-
	Ounces Produced	Oz	505,739	-	-	586,756	-	-
Tajo Norte Pb - Zn	Ore Milled	DMT	584,976	239,898	-	1,159,724	1,090,017	-
	Ore Grade	Oz/MT	2.30	1.00	-	2.67	0.85	-
	Recovery Rate	%	66.32	75.88	-	69.74	67.02	-
	Ounces Produced	Oz	794,272	181,386	-	2,060,632	621,087	-

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 11 of 27

Zinc Production
Mining Unit	Operating Results	Unit	2Q21	2Q20	△%	6M21	6M20	△ %
Underground
Tambomayo	Ore Milled	DMT	150,476	131,034	15%	262,749	247,064	6%
	Ore Grade	%	3.07	1.69	81%	2.74	1.64	67%
	Recovery Rate	%	79.48	37.47	112%	76.23	51.80	47%
	MT Produced	MT	3,671	830	342%	5,491	2,098	162%
Uchucchacua	Ore Milled	DMT	292,177	85,429	242%	483,398	317,773	52%
	Ore Grade	%	1.76	1.21	45%	1.57	1.52	3%
	Recovery Rate	%	58.84	44.60	32%	56.39	58.49	-4%
	MT Produced	MT	3,029	462	555%	4,275	2,822	51%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	584,976	239,898	144%	1,159,724	1,090,017	6%
	Ore Grade	%	2.07	3.35	-38%	2.44	3.41	-28%
	Recovery Rate	%	62.80	54.63	15%	62.98	52.32	20%
	MT Produced	MT	8,612	4,385	96%	18,819	19,442	-3%

Copper Production
Mining Unit	Operating Results	Unit	2Q21	2Q20	△%	6M21	6M20	△ %
Underground
Marcapunta	Ore Milled	DMT	644,455	154,849	316%	1,156,471	662,009	75%
	Ore Grade	%	1.69	2.11	-20%	1.69	1.97	-15%
	Recovery Rate	%	85.06	93.09	-9%	86.10	93.22	-8%
	MT Produced	MT	9,252	3,045	204%	16,784	12,167	38%
Tajo Norte Cu - Ag	Ore Milled	DMT	185,554	-	-	223147.73	-	-
	Ore Grade	%	1.05	-	-	1.01	-	-
	Recovery Rate	%	64.00	-	-	62.12	-	-
	MT Produced	MT	1,242	-	-	1,676	-	-

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 12 of 27

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	2Q21	2Q20	6M21	6M20
Net Income	37,969	-19,114	56,086	-99,481
Add / Substract:	28,969	45,521	49,071	119,145
Depreciation and Amortization in cost of sales	48,332	36,997	94,820	73,638
Provision (credit) for income tax, net	9,710	5,006	25,783	-5,041
Interest expense	10,984	7,346	21,893	15,720
Loss (gain) on currency exchange difference	7,506	2,019	8,947	3,115
Provision of bonuses and compensations	2,480	3,686	6,227	8,028
Loss from discontinued operations	946	1,335	2,280	2,812
Workers' participation provision	1,971	-	1,971	-
Depreciation and amortization in administration expenses	908	958	1,817	1,875
Depreciation and Amortization in other, net	28	-38	54	51
Provision (reversal) for contingencies	-735	-1,087	-429	-850
Share in associated companies by the equity method, net	-56,082	-13,924	-113,303	6,652
Write-off of fixed assets	6,763	0	6,763	0
Impairment (reversal) of inventories	-1,686	3,771	-3,998	14,457
Interest income	-2,156	-548	-3,754	-1,312
EBITDA Buenaventura Direct Operations	66,938	26,407	105,157	19,664
EBITDA Yanacocha (43.65%)	50,470	12,290	72,083	37,573
EBITDA Cerro Verde (19.58%)	99,496	41,493	210,575	45,533
EBITDA Coimolache (40.095%)	12,820	4,357	24,805	11,838
EBITDA Buenaventura + All Associates	229,723	84,546	412,620	114,608

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 13 of 27

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 14 of 27

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 15 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2021	2020	2021	2020
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	136,978	41,172	251,249	146,980
Add:
Consolidated Exploration in units in operation	14,515	2,456	23,843	8,465
Consolidated Commercial deductions	55,703	19,958	98,761	70,001
Consolidated Selling expenses	5,697	2,230	9,755	6,778
Consolidated Cost applicable to sales	212,893	65,816	383,608	232,224

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2021	2020	2021	2020
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	36	0	40	0
Julcani, Silver	6,924	1,454	14,442	7,644
Julcani, Lead	97	0	205	129
Julcani, Copper	18	0	31	19
Orcopampa, Gold	13,274	618	23,317	9,821
Orcopampa, Silver	31	2	85	21
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	22,260	8,050	44,648	29,658
Uchucchacua, Lead	2,090	305	3,710	2,551
Uchucchacua, Zinc	4,576	199	6,901	2,510
Tambomayo, Gold	10,623	9,206	21,044	17,234
Tambomayo, Silver	3,581	2,561	6,535	4,532
Tambomayo, Zinc	1,875	820	5,042	1,429
Tambomayo, Lead	3,225	373	3,162	1,329
La Zanja, Gold	7,728	3,924	13,917	11,781
La Zanja, Silver	622	252	1,339	0
El Brocal, Gold	1,693	635	2,780	2,757
El Brocal, Silver	12,048	1,620	22,258	5,524
El Brocal, Lead	2,010	1,301	3,587	5,369
El Brocal, Zinc	7,129	1,870	15,992	12,628
El Brocal, Copper	32,939	6,797	53,920	29,104
Non Mining Units	4,197	1,185	8,294	2,940
Consolidated Cost of sales, excluding depreciation and amortization	136,978	41,172	251,249	146,980

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 16 of 27

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:
	For the 3 months ended June 30		For the 6 months ended June 30
	2021	2020	2021	2020
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	7	0	8	0
Julcani, Silver	1,405	324	2,857	1,367
Julcani, Lead	20	0	41	23
Julcani, Copper	4	0	6	3
Orcopampa, Gold	2,453	480	4,244	1,510
Orcopampa, Silver	6	1	15	3
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	2,991	517	4,920	2,266
Uchucchacua, Lead	281	20	409	195
Uchucchacua, Zinc	615	13	760	192
Tambomayo, Gold	1,571	595	2,411	933
Tambomayo, Silver	530	165	749	245
Tambomayo, Lead	277	53	362	72
Tambomayo, Zinc	477	24	578	77
La Zanja, Gold	126	0	124	1
La Zanja, Silver	10	0	12	0
El Brocal, Gold	114	14	179	79
El Brocal, Silver	808	35	1,434	157
El Brocal, Lead	135	28	231	153
El Brocal, Zinc	478	41	1,030	360
El Brocal, Copper	2,208	147	3,473	829
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	14,515	2,456	23,843	8,465

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2021	2020	2021	2020
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	6	0	7	-16
Julcani, Silver	1,165	202	2,152	1,043
Julcani, Lead	16	2	30	17
Julcani, Copper	2	-1	4	3
Mallay, Gold	0	0	0	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	66	36	84	88
Orcopampa, Silver	0	0	3	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	1
Uchucchacua, Silver	8,379	1,411	13,778	8,753
Uchucchacua, Lead	522	66	866	712
Uchucchacua, Zinc	4,438	52	5,973	1,363
Tambomayo, Gold	1,652	1,667	3,236	2,234
Tambomayo, Silver	702	1,037	1,246	1,496
Tambomayo, Lead	322	324	537	498
Tambomayo, Zinc	1,260	672	2,399	1,439
La Zanja, Gold	31	292	57	300
La Zanja, Silver	8	14	11	15
El Brocal, Gold	1,330	733	2,335	2,595
El Brocal, Silver	6,546	1,436	11,627	4,263
El Brocal, Lead	812	765	1,563	3,116
El Brocal, Zinc	3,108	3,349	8,690	14,526
El Brocal, Copper	25,338	7,900	44,164	27,555
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	55,703	19,958	98,761	70,001

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 17 of 27

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2021	2020	2021	2020
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0	1	0
Julcani, Silver	122	54	234	147
Julcani, Lead	2	0	3	2
Julcani, Copper	0	0	1	0
Orcopampa, Gold	78	62	122	122
Orcopampa, Silver	0	0	0	0
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	890	483	1,468	1,259
Uchucchacua, Lead	84	18	122	108
Uchucchacua, Zinc	183	12	227	107
Tambomayo, Gold	694	672	1,310	1,026
Tambomayo, Silver	234	187	407	270
Tambomayo, Lead	123	60	197	79
Tambomayo, Zinc	211	27	314	85
La Zanja, Gold	21	30	41	50
La Zanja, Silver	2	2	4	0
El Brocal, Gold	83	24	134	145
El Brocal, Silver	594	60	1,075	291
El Brocal, Lead	99	48	173	283
El Brocal, Zinc	351	69	773	666
El Brocal, Copper	1,624	252	2,605	1,536
Non Mining Units	300	170	544	600
Consolidated Selling expenses	5,697	2,230	9,755	6,778

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 18 of 27

						JULCANI
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36	6,924	97	-	18	7,075	-	1,454	-0	-	-	1,454
Add:
Exploration Expenses (US$000)	7	1,405	20	-	4	1,436	-	324	-0	-	-	324
Commercial Deductions (US$000)	6	1,165	16	-	2	1,190	0	202	2	-	-1	204
Selling Expenses (US$000)	1	122.33	1.72	-	0	125	-	54	-0	-	-	54
Cost Applicable to Sales (US$000)	50	9,616	135	-	24	9,826	0	2,035	2	-	-1	2,036
Divide:
Volume Sold	46	547,606	91	-	18	Not Applicable	-	119,531	25	-	-	Not Applicable
CAS	1,083	17.56	1,485	-	1,359	Not Applicable	-	17.02	73	-	-	Not Applicable

						ORCOPAMPA
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,274	31	-	-	-	13,305	618	2	-	-	-	620
Add:					-
Exploration Expenses (US$000)	2,453	6	-	-	-	2,459	480	1	-	-	-	481
Commercial Deductions (US$000)	66	0	-	-	-	66	36	0	-	-	-	36
Selling Expenses (US$000)	78	0	-	-	-	78	62	0	-	-	-	62
Cost Applicable to Sales (US$000)	15,871	37	-	-	-	15,908	1,196	4	-	-	-	1,199
Divide:
Volume Sold	9,618	1,518	-	-	-	Not Applicable	3,675	851	-	-	-	Not Applicable
CAS	1,650	24.49	-	-	-	Not Applicable	325	4.51	-	-	-	Not Applicable

						UCHUCCHACUA
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	22,260	2,090	4,576	-	28,926	-	8,050	305	199	-	8,554
Add:
Exploration Expenses (US$000)	-	2,991	281	615	-	3,887	-	517	20	13	-	549
Commercial Deductions (US$000)	-	8,379	522	4,438	-	13,338	-	1,411	66	52	-	1,529
Selling Expenses (US$000)	-	890	84	183	-	1,157	-	483	18	12	-	513
Cost Applicable to Sales (US$000)	-	34,521	2,976	9,812	-	47,308	-	10,460	409	275	-	11,145
Divide:
Volume Sold	-	1,226,055	1,450	2,309	-	Not Applicable	-	644,014	403	366	-	Not Applicable
CAS	-	28.16	2,053	4,250	-	No Applicable	-	16.24	1,016	753	-	No Applicable

						TAMBOMAYO
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,623	3,581	1,875	3,225	-	19,304	9,206	2,561	820	373	-	12,960
Add:
Exploration Expenses (US$000)	1,571	530	277	477	-	2,855	595	165	53	24	-	837
Commercial Deductions (US$000)	1,652	702	322	1,260	-	3,936	1,667	1,037	324	672	-	3,701
Selling Expenses (US$000)	694	234	123	211	-	1,262	672	187	60	27	-	946
Cost Applicable to Sales (US$000)	14,540	5,047	2,597	5,173	-	27,357	12,140	3,950	1,257	1,097	-	18,444
Divide:
Volume Sold	16,652	380,029	2,575	3,049	-	Not Applicable	16,499	487,028	1,547	810	-	Not Applicable
CAS	873	13.28	1,008	1,697	-	No Applicable	736	8.11	813	1,354	-	No Applicable

						JULCANI
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	40	14,442	205	-	31	14,719	-	7,644	129	-	19	7,791
Add:
Exploration Expenses (US$000)	8	2,857	41	-	6	2,912	-	1,367	23	-	3	1,393
Commercial Deductions (US$000)	7	2,152	30	-	4	2,193	-16	1,043	17	-	3	1,048
Selling Expenses (US$000)	1	234	3	-	1	238	-	147	2	-	0	150
Cost Applicable to Sales (US$000)	55	19,685	279	-	42	20,062	-16	10,200	171	-	26	10,382
Divide:
Volume Sold	56	1,161,770	204	-	32	Not Applicable	-	633,645	121	-	6	No Aplicable
CAS	990	16.94	1,372	-	1,307	No Applicable	-	16.10	1,421	-	4,113	No Applicable

						ORCOPAMPA
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,317	85	-	-	-	23,402	9,821	21	-	-	-	9,842
Add:
Exploration Expenses (US$000)	4,244	15	-	-	-	4,259	1,510	3	-	-	-	1,513
Commercial Deductions (US$000)	84	3	-	-	-	87	88	0	-	-	-	88
Selling Expenses (US$000)	122	0	-	-	-	122	122	0	-	-	-	122
Cost Applicable to Sales (US$000)	27,766	104	-	-	-	27,870	11,540	25	-	-	-	11,565
Divide:
Volume Sold	15,316	3,396	-	-	-	Not Applicable	12,690	2,584	-	-	-	Not Applicable
CAS	1,813	30.62	-	-	-	No Applicable	909	9.70	-	-	-	No Applicable

						UCHUCCHACUA
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	44,648	3,710	6,901	-	55,259	-	29,658	2,551	2,510	-	34,719
Add:
Exploration Expenses (US$000)	-	4,920	409	760	-	6,089	-	2,266	195	192	-	2,653
Commercial Deductions (US$000)	0	13,778	866	5,973	-	20,618	1	8,753	712	1,363	-	10,829
Selling Expenses (US$000)	-	1,468	122	227	-	1,817	-	1,259	108	107	-	1,474
Cost Applicable to Sales (US$000)	0	64,814	5,108	13,861	-	83,783	1	41,936	3,566	4,172	-	49,675
Divide:
Volume Sold	-	2,255,872	2,463	3,223	-	Not Applicable	-	2,524,344	2,375	2,240	-	Not Applicable
CAS	-	28.73	2,074	4,300	-	No Applicable	-	16.61	1,501	1,862	-	No Applicable

						TAMBOMAYO
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,044	6,535	3,162	5,042	-	35,783	17,234	4,532	1,329	1,429	-	24,525
Add:
Exploration Expenses (US$000)	2,411	749	362	578	-	4,100	933	245	72	77	-	1,327
Commercial Deductions (US$000)	3,236	1,246	537	2,399	-	7,417	2,234	1,496	498	1,439	-	5,668
Selling Expenses (US$000)	1,310	407	197	314	-	2,228	1,026	270	79	85	-	1,460
Cost Applicable to Sales (US$000)	28,001	8,936	4,258	8,332	-	49,528	21,427	6,544	1,978	3,031	-	32,980
Divide:
Volume Sold	31,283	637,319	4,015	4,451	-	Not Applicable	21,785	597,690	1,828	1,802	-	Not Applicable
CAS	895	14.02	1,061	1,872	-	No Applicable	984	10.95	1,082	1,682	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 19 of 27

						LA ZANJA
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,728	622	-	-	-	8,351	3,924	252	-	-	-	4,176
Add:
Exploration Expenses (US$000)	126	10	-	-	-	136	-	-	-	-	-	-
Commercial Deductions (US$000)	31	8	-	-	-	39	292	14	-	-	-	306
Selling Expenses (US$000)	21	2	-	-	-	23	30	2	-	-	-	32
Cost Applicable to Sales (US$000)	7,906	642	-	-	-	8,549	4,246	268	-	-	-	4,514
Divide:
Volume Sold	4,455	24,710	-	-	-	Not Applicable	4,032	21,857	-	-	-	Not Applicable
CAS	1,775	26.00	-	-	-	Not Applicable	1,053	12.26	-	-	-	Not Applicable

						BROCAL
			2Q 2021				2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,693	12,048	2,010	7,129	32,939	55,819	635	1,620	1,301	1,870	6,797	12,223
Add:
Exploration Expenses (US$000)	114	808	135	478	2,208	3,742	14	35	28	41	147	265
Commercial Deductions (US$000)	1,330	6,546	812	3,108	25,338	37,135	733	1,436	765	3,349	7,900	14,182
Selling Expenses (US$000)	83	594	99	351	1,624	2,752	24	60	48	69	252	453
Cost Applicable to Sales (US$000)	3,220	19,996	3,056	11,067	62,110	99,448	1,405	3,151	2,142	5,329	15,096	27,123
Divide:
Volume Sold	2,805	1,325,553	2,597	7,117	9,948	Not Applicable	633	187,339	1,888	3,575	2,758	Not Applicable
CAS	1,148	15.08	1,177	1,555	6,243	Not Applicable	2,220	16.82	1,135	1,491	5,473	Not Applicable

	NON MINING COMPANIES
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,197	-	-	-	-	-	1,185
Add:
Selling Expenses (US$000)	-	-	-	-	-	300	-	-	-	-	-	170
Total (US$000)	-	-	-	-	-	4,497	-	-	-	-	-	1,355

	BUENAVENTURA CONSOLIDATED
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33,355	45,466	6,072	14,931	32,957	136,978	14,383	13,939	2,426	2,442	6,797	41,172
Add:
Exploration Expenses (US$000)	4,271	5,750	713	1,570	2,212	14,515	1,088	1,043	101	77	147	2,456
Commercial Deductions (US$000)	3,084	16,800	1,672	8,806	25,341	55,703	2,729	4,100	1,157	4,073	7,899	19,958
Selling Expenses (US$000)	878	1,843	307	745	1,624	5,697	787	786	126	108	252	2,230
Cost Applicable to Sales (US$000)	41,588	69,859	8,763	26,052	62,134	212,893	18,987	19,868	3,810	6,701	15,095	65,816
Divide:
Volume Sold	33,575	3,505,471	6,713	12,476	9,966	Not Applicable	24,839	1,460,620	3,862	4,751	2,758	Not Applicable
CAS	1,239	19.93	1,305	2,088	6,234	Not Applicable	764	13.60	987	1,411	5,473	Not Applicable

						COIMOLACHE
			2Q 2021						2Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23,670	2,093	-	-	-	25,763	14,016	756	-	-	-	14,772
Add:
Exploration Expenses (US$000)	1,160	103	-	-	-	1,263	224	12	-	-	-	236
Commercial Deductions (US$000)	286	73	-	-	-	359	161	24	-	-	-	185
Selling Expenses (US$000)	263	23	-	-	-	286	394	21	-	-	-	415
Cost Applicable to Sales (US$000)	25,379	2,292	-	-	-	27,671	14,794	813	-	-	-	15,608
Divide:
Volume Sold	29,815	178,729	-	-	-	Not Applicable	14,549	92,860	-	-	-	Not Applicable
CAS	851	12.83	-	-	-	Not Applicable	1,017	8.76	-	-	-	Not Applicable

						LA ZANJA
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	13,917	1,339	-	-	-	15,257	11,781	0	-	-	-	11,781
Add:
Exploration Expenses (US$000)	124	12	-	-	-	136	1	0	-	-	-	1
Commercial Deductions (US$000)	57	11	-	-	-	68	300	15	-	-	-	315
Selling Expenses (US$000)	41	4	-	-	-	45	50	0	-	-	-	50
Cost Applicable to Sales (US$000)	14,140	1,366	-	-	-	15,506	12,132	15	-	-	-	12,147
Divide:
Volume Sold	8,352	53,673	-	-	-	Not Applicable	7,327	58,280	-	-	-	Not Applicable
CAS	1,693	25.45	-	-	-	No Applicable	1,656	0.25	-	-	-	Not Applicable

						BROCAL
	6M 2021						6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,780	22,258	3,587	15,992	53,920	98,536	2,757	5,524	5,369	12,628	29,104	55,382
Add:
Exploration Expenses (US$000)	179	1,434	231	1,030	3,473	6,347	79	157	153	360	829.27	1,578
Commercial Deductions (US$000)	2,335	11,627	1,563	8,690	44,164	68,378	2,595	4,263	3,116	14,526	27,555	52,054
Selling Expenses (US$000)	134	1,075	173	773	2,605	4,761	145	291	283	666	1,536	2,922
Cost Applicable to Sales (US$000)	5,428	36,394	5,554	26,485	104,162	178,022	5,576	10,235	8,920	28,180	59,024	111,936
Divide:
Volume Sold	4,756	2,569,720	4,836	15,608	17,485	Not Applicable	3,272	653,704	7,033	16,013	11,217	Not Applicable
CAS	1,141	14.16	1,148	1,697	5,957	No Applicable	1,704	15.66	1,268	1,760	5,262	Not Applicable

	NON MINING COMPANIES
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	8,294	-	-	-	-	-	2,940
Add:						-
Selling Expenses (US$000)	-	-	-	-	-	544	-	-	-	-	-	600
Total (US$000)	-	-	-	-	-	8,838	-	-	-	-	-	3,540

	BUENAVENTURA CONSOLIDATED
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	61,098	89,307	10,665	27,934	53,951	251,249	41,593	47,378	9,377	16,568	29,123	146,980
Add:
Exploration Expenses (US$000)	6,966	9,987	1,043	2,368	3,479	23,843	2,522	4,039	443	629	833	8,465
Commercial Deductions (US$000)	5,719	28,817	2,996	17,062	44,168	98,761	5,202	15,570	4,343	17,328	27,558	70,001
Selling Expenses (US$000)	1,608	3,188	496	1,314	2,606	9,755	1,343	1,968	473	858	1,536	6,778
Cost Applicable to Sales (US$000)	75,391	131,299	15,199	48,677	104,204	383,608	50,660	68,955	14,636	35,383	59,050	232,224
Divide:
Volume Sold	59,763	6,681,750	11,517	23,282	17,517	Not Applicable	45,075	4,470,246	11,357	20,055	11,223	Not Applicable
CAS	1,262	19.65	1,320	2,091	5,949	Not Applicable	1,124	15.43	1,289	1,764	5,262	Not Applicable

						COIMOLACHE
			6M 2021				6M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	45,834	4,688	-	-	-	50,522	34,645	2,568	-	-	-	37,213
Add:
Exploration Expenses (US$000)	1,470	150	-	-	-	1,620	814	60	-	-	-	874
Commercial Deductions (US$000)	506	99	-	-	-	606	339	37	-	-	-	376
Selling Expenses (US$000)	494	50	-	-	-	544	498	37	-	-	-	535
Cost Applicable to Sales (US$000)	48,303	4,989	-	-	-	53,292	36,297	2,702	-	-	-	38,998
Divide:
Volume Sold	57,909	394,377	-	-	-	Not Applicable	38,528	290,930	-	-	-	Not Applicable
CAS	834	12.65	-	-	-	No Applicable	942	9.29	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 20 of 27

All-in Sustaining Cost for 2Q21

	Buenaventura[1]		La Zanja		Tantahuatay
	2Q21		2Q21		2Q21
Au Ounces Sold Net		26,315		4,455		29,815

	2Q21		2Q21		2Q21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	74,927	2,847	11,474	2,576	25,764	695
Exploration in Operating Units	10,637	404	136	31	1,264	50
Royalties	1,528	58	0	0	0	0
Comercial Deductions[3]	18,529	704	39	9	359	3
Selling Expenses	2,792	106	23	5	286	5
Administrative Expenses	9,568	364	703	158	949	46
Other, net	125	5	-396	-89	104	8
Sustaining Capex[4]	2,803	107	357	80	3,581	153

By-product Credit	-82,166	-3,122	-692	-155	-4,757	-47

All-in Sustaining Cost	38,618	1,468	11,644	2,614	27,550	924

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 21 of 27

All-in Sustaining Cost for 2Q20

	Buenaventura[1]		La Zanja		Tantahuatay
	2Q20		2Q20		2Q20
Au Ounces Sold Net		20,174		4,032		14,549

	2Q20		2Q20		2Q20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	27,512	1,364	4,564	1,132	14,772	695
Exploration in Operating Units	2,190	109	1	0	236	50
Royalties	497	25	0	0	0	0
Comercial Deductions[3]	5,470	271	306	76	185	3
Selling Expenses	1,648	82	32	8	415	5
Administrative Expenses	9,083	450	433	107	1,042	46
Other, net	13,511	670	217	54	-196	8
Sustaining Capex[4]	483	24	359	89	1,435	153

By-product Credit	-24,922	-1,235	-454	-113	-1,352	-47

All-in Sustaining Cost	21,961	1,089	5,458	1,354	16,536	1,137

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 22 of 27

All-in Sustaining Cost for 1S21

	Buenaventura[1]		La Zanja		Tantahuatay
	1S21		1S21		1S21
Au Ounces Sold Net		46,654		8,352		57,909

	1S21		1S21		1S21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	142,097	3,046	21,061	2,522	50,522	872
Exploration in Operating Units	17,360	372	136	16	1,620	28
Royalties	2,304	49	0	0	0	0
Comercial Deductions[3]	30,315	650	68	8	606	10
Selling Expenses	4,722	101	45	5	544	9
Administrative Expenses	20,009	429	1,458	175	1,955	34
Other, net	1,752	38	-366	-44	344	6
Sustaining Capex[4]	5,279	113	396	47	9,845	170

By-product Credit	-146,206	-3,134	-1,481	-177	-10,579	-183

All-in Sustaining Cost	77,631	1,664	21,317	2,552	54,857	947

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 23 of 27

All-in Sustaining Cost for 1S20

	Buenaventura[1]		La Zanja		Tantahuatay
	1S20		1S20		1S20
Au Ounces Sold Net		34,475		7,327		38,528

	1S20		1S20		1S20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	87,289	2,532	12,119	1,654	37,213	966
Exploration in Operating Units	6,886	200	1	0	874	23
Royalties	1,633	47	0	0	0	0
Comercial Deductions[3]	17,632	511	315	43	376	10
Selling Expenses	3,432	100	50	7	535	14
Administrative Expenses	21,055	611	1,025	140	2,133	55
Other, net	10,900	316	283	39	242	6
Sustaining Capex[4]	3,283	95	482	66	2,295	60

By-product Credit	-77,041	-2,235	-1,009	-138	-4,728	-123

All-in Sustaining Cost	75,069	2,177	13,266	1,811	38,940	1,011

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 24 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of June 30, 2021 and December 31, 2020
	2021	2020
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	255,232	235,449
Trade and other receivables, net	245,584	230,830
Inventory, net	83,439	77,327
Income tax credit	8,335	19,837
Prepaid expenses	19,679	25,709
	612,269	589,152

Non-current assets
Trade and other receivables, net	102,111	102,347
Inventories, net	18,501	23,637
Investment in associates and joint venture	1,559,060	1,488,775
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,588,712	1,650,361
Investment properties, net	176	186
Deferred income tax asset, net	64,708	73,850
Prepaid expenses	24,363	24,806
Other assets, net	25,872	26,503
	3,383,503	3,390,465
Total assets	3,995,772	3,979,617

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	50,000	65,793
Trade and other payables	172,948	179,956
Provisions, contingent liabilities and other liabilities	74,702	68,000
Income tax payable	3,206	3,162
Financial obligations	136,774	25,086
Hedge derivative financial instruments	20,868	18,439
	458,498	360,436
Non-current liabilities
Provisions, contingent liabilities and other liabilities	240,007	252,338
Financial obligations	383,315	506,567
Contingent consideration liability	22,597	22,100
Deferred income tax liabilities, net	39,425	38,319
	685,344	819,324

Total liabilities	1,143,842	1,179,760

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,194	163,194
Other reserves	269	269
Retained earnings	1,558,094	1,503,785
Other reserves of equity	(10,397)	(9,526)
Shareholders’ equity, net attributable to owners of the parent	2,680,898	2,627,460
Non-controlling interest	171,032	172,397
Total shareholders’ equity, net	2,851,930	2,799,857
Total liabilities and shareholders’ equity, net	3,995,772	3,979,617

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
As of June 30, 2021 and 2020

	For the three-month period ended June 30,		For the six-month period ended June 30,		For the three-month period ended March 31,
	2021	2020	2021	2020	2021	2020
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Sales revenue
Sales of goods	232,637	91,598	411,154	197,317	178,517	105,719
Royalty income	4,907	3,559	8,866	9,285	3,959	5,726
Sales of services	3,312	2,628	6,724	5,685	3,412	3,057
Total sales revenue	240,856	97,785	426,744	212,287	185,888	114,502

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(136,748)	(41,020)	(250,856)	(145,977)	(114,108)	(104,957)
Unabsorbed cost due to production stoppage	-	(18,717)	-	(18,717)	-	-
Cost of sales of services, excluding depreciation and amortization	(230)	(152)	(393)	(1,003)	(163)	(851)
Depreciation and amortization	(48,332)	(36,997)	(94,820)	(73,638)	(46,488)	(36,641)
Exploration in operating units	(14,515)	(2,456)	(23,843)	(8,465)	(9,328)	(6,009)
Mining royalties	(2,725)	(1,216)	(4,437)	(3,575)	(1,712)	(2,359)
Total operating costs	(202,550)	(100,558)	(374,349)	(251,375)	(171,799)	(150,817)
Gross profit (loss)	38,306	(2,773)	52,395	(39,088)	14,089	(36,315)

Operating expenses, net
Administrative expenses	(16,108)	(14,914)	(33,080)	(33,035)	(16,972)	(18,121)
Selling expenses	(5,697)	(2,230)	(9,755)	(6,778)	(4,058)	(4,548)
Write –off of stripping activity asset	(6,763)	-	(6,763)	-	-	-
Exploration in non-operating areas	(1,960)	(1,708)	(3,698)	(3,465)	(1,738)	(1,757)
Reversal for contingencies and others	735	1,087	429	850	(306)	(237)
Other, net	364	2,658	(1,596)	3,981	(1,960)	1,323
Total operating expenses, net	(29,429)	(15,107)	(54,463)	(38,447)	(25,034)	(23,340)

Operating profit (loss)	8,877	(17,880)	(2,068)	(77,535)	(10,945)	(59,655)

Share in the results of associates and joint venture	56,082	13,924	113,303	(6,652)	57,221	(20,576)
Financial income	2,156	548	3,754	1,312	1,598	764
Financial costs	(10,984)	(7,346)	(21,893)	(15,720)	(10,909)	(8,374)
Net loss from currency exchange difference	(7,506)	(2,019)	(8,947)	(3,115)	(1,441)	(1,096)

Profit (loss) before income tax	48,625	(12,773)	84,149	(101,710)	35,524	(88,937)

Current income tax	(8,096)	(1,122)	(14,823)	(3,107)	(6,727)	(1,985)
Deferred income tax	(1,614)	(3,884)	(10,960)	8,148	(9,346)	12,032
	(9,710)	(5,006)	(25,783)	5,041
Profit (loss) from continuing operations	38,915	(17,779)	58,366	(96,669)	19,451	(78,890)

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(946)	(1,335)	(2,280)	(2,812)	(1,334)	(1,477)
Net profit (loss)	37,969	(19,114)	56,086	(99,481)	18,117	(80,367)

Attributable to:
Equity holders of the parent	37,542	(15,567)	53,912	(83,830)	16,370	(68,263)
Non-controlling interest	427	(3,547)	2,174	(15,651)	1,747	(12,104)
	37,969	(19,114)	56,086	(99,481)	18,117	(80,367)

Basic and diluted profit (loss) per share attributable
to equity holders of the parent, stated in U.S. dollars	0.15	(0.06)	0.21	(0.33)	0.06	(0.27)

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
As of June 30, 2021 and December 31, 2020

	For the three-month period ended June 30, 2021		For the six-month period ended June 30, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	236,873	102,891	446,394	310,846
Proceeds from dividends from related parties	39,169	2,631	42,720	2,631
Recovery from value added tax and other taxes	15,266	10,485	21,700	14,827
Royalty received	4,173	6,769	8,883	12,495
Proceeds from dividends of financial investments	1,599	-	3,049	2,501
Interest received	29	323	64	1,483
Payments to suppliers and third-parties, and other net	(151,474)	(86,038)	(302,885)	(228,529)
Payments to employees	(29,941)	(31,142)	(63,097)	(65,554)
Payments of income taxes and royalties paid to Peruvian State	(7,996)	(7,907)	(12,880)	(13,978)
Payments for tax litigation	(948)	−	(8,410)	−
Payments of interest	(3,524)	(6,333)	(7,338)	(12,626)
Payment of mining royalties	(1,528)	(497)	(2,304)	(1,633)

Net cash and cash equivalents provided by (used in) operating activities	101,698	(8,818)	125,896	22,463

Investing activities
Proceeds from sale of property, plant and equipment	102	147	257	21,184
Proceeds from sale of investments	-	-	3,640	-
Acquisitions of development costs, property, plant and equipment	(21,356)	(11,435)	(34,316)	(21,481)
Payments for acquisitions of other assets	(109)	(115)	(205)	(806)
Acquisition of investment in associate	−	−	-	(13,453)

Net cash and cash equivalents used in investing activities	(21,363)	(11,403)	(30,624)	(14,556)

Financing activities
Increase of restricted time deposits	-	−	(29,117)	−
Payments of financial obligations	(5,397)	(4,342)	(10,793)	(14,030)
Proceeds of bank loans	−	2,208	−	7,208
Payments of bank loans	(5,396)	−	(15,793)	(5,000)
Payments of obligations for leases	(1,019)	(1,043)	(2,036)	(2,402)
Short-term and low value lease payments	(8,527)	(2,970)	(15,325)	(7,395)
Dividends paid to non-controlling interest	(1,080)	−	(2,480)	(1,280)
Decrease of restricted bank accounts	60	293	55	459

Net cash and cash equivalents used in financing activities	(21,359)	(5,854)	(75,489)	(22,440)

Increase (decrease) in cash and cash equivalents during the period, net	58,976	(26,075)	19,783	(14,533)
Cash and cash equivalents at the beginning of the period	196,256	221,588	235,449	210,046

Cash and cash equivalents at period-end	255,232	195,513	255,232	195,513

Compañía de Minas Buenaventura S.A.A. Second Quarter 2021 Results Page 27 of 27

	For the three-month period ended June 30, 2021		For the six-month period ended June 30, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	37,969	(19,114)	56,086	(99,481)

Plus (less):
Depreciation and amortization in cost of sales	48,332	36,997	94,820	73,638
Depreciation and amortization in other, net	28	(38)	54	51
Depreciation and amortization in administration expenses	908	958	1,817	1,875
Net share in results of associates and joint venture	(56,082)	(13,924)	(113,303)	6,652
Reversal (provision) for impairment loss of inventories	(1,686)	3,771	(3,998)	14,457
Bonus provision - executives & employes	2,480	3,686	6,227	8,028
Accretion expense of provision for closure of mining units and exploration projects	1,401	1,672	2,822	3,265
Net loss (gain) from currency exchange difference	7,506	2,019	8,947	3,115
Provision for estimated fair value of sales	(2,080)	(17,785)	11,401	1,159
Deferred income tax expense (income)	1,614	3,884	10,960	(8,148)
Recovery (expense) for provision for contingencies	(735)	(1,087)	(429)	(850)
Write –off of stripping activity asset	6,763	-	6,763	-
Fair value of provision for contingences liabilities	497	-	497	-
Workers´ participation provision	1,971	-	1,971	-
Other minor	(947)	(2,974)	(5,624)	6,700

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(21,194)	13,903	(3,093)	94,220
Inventories	(2,090)	(7,495)	(976)	(35,338)
Income tax credit	8,218	14,519	11,502	15,431
Prepaid expenses	2,256	4,396	6,473	7,977

Increase (decrease) in operating liabilities -
Trade and other accounts payable	28,150	(27,255)	3,985	(53,492)
Provisions, contingent liabilities and other liabilities	(4,766)	(3,561)	(16,819)	(17,563)
Income tax payable	2,417	(4,021)	44	(4,365)

Proceeds from dividends	40,768	2,631	45,769	5,132

Net cash and cash equivalents provided by operating activities	101,698	(8,818)	125,896	22,463

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: August 2, 2021